EXHIBIT 1

Dear Associates,

I was proud to be a guest on CNBC in New York this morning to discuss our success over the past 68 years, and recent actions taken by activist hedge fund Pershing Square.

I did this because I’m proud of ADP: All of you, our clients, and the performance that has enabled our success. We have a wonderful story to tell…and I am so proud to tell it on your behalf.

Of course, the interview focused on Pershing Square’s initial thoughts about our business and their nomination of three candidates for our Board of Directors, a decision that will be made by our shareowners in the fall at our annual meeting.

My comments were clear and candid.  In the months ahead, you will hear more about this issue from both sides.  And, in fact, I pointed out in my on-air discussion that we will be meeting with Pershing Square next month – just as we would with any large shareholder who says they have ideas that may benefit our company.

What I ask of you is to keep your focus on our FY18 plan.  Serve our clients well, execute, and sell.  If we focus on these things, we indeed will Win as One.  And with that, let me and my team handle this issue in the press and on social media.

I realize that there will be ongoing interest in this issue.  That’s why we have established a home on our Associate Portal where we will provide answers to frequently asked questions and other information, including a link to my interview this morning. I invite you to check it out.

Thank you again for your support, and for all you do to make ADP the special company it is today.

Best regards,
Carlos